Via Facsimile and U.S. Mail
Mail Stop 6010

December 22, 2005

Mr. Douglas Stukel
President and Chief Executive Officer
Health Partnership, Inc.
3111 N Seminary, Suite 1N
Chicago, IL 60657

Re: **Health Partnership, Inc.**
       Form 10-KSB for the Fiscal Year Ended December 31, 2004
       Filed May 10, 2005
       File No. 000-28711

Dear Mr. Stukel:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 13. Exhibits and Financial Statements Schedules, page 14

(1) Financial Statements of Mind2Market, Inc., page 14

Statements of Operations, page F-3

1. Please tell us how the debt extinguishment and the patent write-off met the criteria, in paragraphs 19 through 24 of APB 30, as amended by paragraph 7 of SFAS 145, to be classified as extraordinary items.

Notes to Financial Statements, page F-6

Note 1 – Organization and Summary of Significant Accounting Policies, page F-6

2. Please tell us how you accounted for the salary that, according to page 9, was either settled or waived and how that accounting complies with GAAP. In addition, for the salary that was settled, please tell us what consideration you provided to settle it.

                              *   *   *   *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant